KELSON CAPITAL, LLC

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68147

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/19___ AND ENDING ___06/30/20___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kelson Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 33rd Floor

(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Ledva   212-616-0169
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Dan Ledva_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Kelson Capital LLC_____, as of ___June 30_____, 20 _20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

None
_____


Signature

CEO
_____
Title

Kevin Richardson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELSON CAPITAL, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Kelson Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kelson Capital, LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kelson Capital, LLC as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Kelson Capital, LLC's auditor since 2011.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 8, 2020

KELSON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

Cash	$	298,520
Accounts receivable		724,199
Other assets		11,029
TOTAL ASSETS	**$**	**1,033,748**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Accounts payable and accrued expenses	$	15,928
SBA PPP Loan		143,932
TOTAL LIABILITIES	$	159,860
MEMBER'S CAPITAL	$	873,888
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,033,748

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Kelson Capital, LLC (the "Company"), a limited liability company, was organized in the state of New Jersey on November 18, 2008. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent for institutional investment money managers. The Company markets the specialized investment management strategies for institutional investors.

Basis of presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable – Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified. As of June 30, 2020, management believes no allowance for uncollectible accounts receivable is necessary.

KELSON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED JUNE 30, 2020

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION

There were two major customers of the Company that represented 56% and 15% of fee revenue for the year ended June 30, 2020. The respective accounts receivable balances were $465,000 and $117,000 as of June 30, 2020.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2020, the Company's net capital and required net capital were $194,326 and $6,946 respectively. The ratio of aggregate indebtedness to net capital was 53.62%.

NOTE 4 - RELATED PARTIES

The Company is wholly owned by Kelson Group I LLC (the "sole member"). The Company rents office space from its sole member on a month to month basis. The expense sharing agreement expired August 31, 2020 will was not renewed.

NOTE 5 - INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 6 – SUBSEQUENT EVENT

Subsequent events have been evaluated through September 8, 2020, which is the date the financial statements were available to be issued.

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.